Northeast Island, Corp.
100 East Cook Avenue Suite 101
Libertyville, IL 60048

June 25, 2010

Via EDGAR and FedEx
Stacie D. Gorman
Mail Stop 3010
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Northeast Island, Corp.
Amendment No. 2 to Form 10
Filed May 28, 2010
File No. 000-53903

Dear Ms. Gorman:

By letter dated June 18, 2010, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Northeast Island, Corp. (“Northeast” or, the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Amendment No. 2 to Form 10 (the “Amendment No.2”) originally filed on May 28, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

Item 1. Description of Business, page 1

(b) Business of Issuer, page 1

1.
We note your response to comment 3 of our letter dated May 21, 2010. In response to our comment, you state that you have "revised the Registration Statement to disclose that [you] do not currently anticipate Daybreak Special Situations Fund will provide any services to the Company." We were not able to locate this revision. Please advise or revise your disclosure to clearly state that Daybreak Special Situations Fund will provide any services to the Company.

RESPONSE:
We have revised the Registration Statement to disclose that we do not currently anticipate that Messers. Maher and Prinz will utilize Greenview Capital or Daybreak Special Situation Funds to provide any services to the Company, including locating potential buyers.

2.
We note your response to comment 4 of our letter. In response to our comment, you state that you have "revised the Registration Statement to disclose that Messers. Maher and Prinz will not utilize Greenview Capital or Daybreak Special Situations Fund to locate potential buyers." We were not able to locate this revision. Please advise or revise your disclosure to clearly state that these entities will not be used to locate potential buyers.

RESPONSE:
Please refer to our response to comment No.1 above. We have revised the Registration Statement to disclose that we do not currently anticipate Messers. Maher and Prinz will utilize Greenview Capital or Daybreak Special Situation Funds to provide any services to the Company, including locating potential buyers.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 9

3.
We note your response to comment 6 of our letter. In response to our comment, you state that you have "revised the Registration Statement to clarify that we have not entered into any credit facility agreements or other financing arrangements." We were not able to locate this revision. Please advise or revise your disclosure to clearly state that you have not entered into any credit facility agreements or other financing arrangements.

RESPONSE:	We have revised the Registration Statement to disclose that we have not entered into any credit facility agreements or other financing arrangements.

Financial Statements

4.	Please continue to monitor the financial statement update requirement in accordance with Rule 8-08 of Regulation S-X.

RESPONSE:	We have revised the Registration Statement to include the unaudited financial statement as of April 30, 2010 in accordance with Rule 8-08 of Regulation S-X.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under e federal securities laws of the United States.

Sincerely,

Gene Maher
Gene Maher
Chief Executive Officer